SEC  COMMISSION

10035528

OMB APPROVAL
OMB Number: 3235-0123

cm

SEC FILE NUMBER
8 - 67537

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) **AND ENDING** 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cypress Alts LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3924 Brookfield Avenue
(No. and Street)

Louisville (City) KY (state) 40207 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

M. Scott Robinson 502-891-0200
(Area Code - Telephone No.)

SEC
Mail Processing
Section

MAR 01 2010

Washington, DC
107

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Craig M. Harbsmeier, PSC
(Name - if individual, state *last, first, middle name*)

2305 Hurstborne Village Drive, Suite 700 (Address) Louisville (City) KY (state) 40299 (Zip Code)

CHECK ONE:

[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240-17a-5(e)(2).*

SEC 1410 (06-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

JD 3/19/2010

OATH OR AFFIRMATION

I, M. Scott Robinson **,swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of** Cypress Alts LLC **,as of** December 31 **, 20** 09 **, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:**

None

Signature

CEO

Title

Notary Public

This report contains (check all applicable boxes):**

[X] (a) Facing page
[X] (b) Statement of Financial Condition.
[X] (c) Statement of Income (Loss).
[X] (d) Statement of Cash Flows.
[X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
[X] (g)Computation of Net Capital.
[ ] (h)Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
[ ] (j)A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[X] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[X] (l) An Oath or Affirmation.
[ ] (m)A copy of the SIPC Supplemental Report.
[X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

Financial Statements

CYPRESS ALTS LLC

December 31, 2009 and 2008

CYPRESS ALTS LLC

Table of Contents

December 31, 2009 and 2008

Craig Harbsmeier, PSC
Certified Public Accountants & Consultants

INDEPENDENT AUDITOR'S REPORT

To the Members
Cypress Alts LLC
Louisville, Kentucky

We have audited the accompanying statement of financial condition of Cypress Alts LLC as of December 31, 2009 and 2008 and the related statements of operations, changes in members' equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cypress Alts LLC as of December 31, 2009 and 2008 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information, as listed in the contents, is presented for purposes of additional analysis and is not a required part of the basic financial statement, but is supplemental information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statement and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Craig Harbsmeier, PSC

Louisville, Kentucky
February 25, 2010

2305 Hurstbourne Village Dr., Suite 700 • Louisville, Kentucky 40299 • Bus: (502) 491-4004 • Fax: (502) 657-1939

CYPRESS ALTS LLC

STATEMENTS OF FINANCIAL CONDITION

	December 31 2009	2008
ASSETS		
Cash and cash equivalents	$ 35,452	$ 46,651
Prepaid expense	1,854	1,400
Deposit with clearing organization	732	706
	$ 38,038	$ 48,757
LIABILITIES AND MEMBERS' EQUITY		
Liabilities		
Other accrued liabilities.	$ 7,917	$ 6,115
Commitments, contingencies and guarantees	-	-
Members' Equity	30,121	42,642
	$ 38,038	$ 48,757

See accompanying independent auditor's report
and notes to financial statements

CYPRESS ALTS LLC

STATEMENTS OF OPERATIONS

	For the Years Ended December 31	
	2009	2008
Revenues		
Commissions	$ 78,833	$ 44,629
Operating Expenses		
Guaranteed payments	43,750	5,000
Regulatory and compliance fees	22,879	12,102
Travel and entertainment	12,949	5,895
Legal and accounting fees	5,760	7,292
Office supplies and postage	1,805	5,425
Utilities and telephone	1,721	2,582
Miscellaneous	1,253	1,910
Marketing and promotions	982	1,318
Continuing education	255	2,315
Rent	-	6,325
	91,354	50,164
Net Loss	$ 12,521	$ (5,535)

See accompanying independent auditor's report
and notes to financial statements

CYPRESS ALTS LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

For the Years Ended December 31, 2009 and 2008

Balance, December 31, 2007	$ 48,711
Net loss	(5,535)
Balance, December 31, 2008	42,642
Net loss	(12,521)
Balance, December 31, 2009	$ 30,121

See accompanying independent auditor's report and notes to financial statements

CYPRESS ALTS LLC

STATEMENTS OF CASH FLOWS

	For the Years Ended December 31	
	2009	2008
Cash Flows From Operating Activities		
Net loss	$ (12,521)	$ (5,535)
Adjustments to reconcile net income to net cash provided by operating activities		
Changes in assets and liabilities		
Prepaid expenses and other	(480)	144
Other accrued liabilities	1,802	1,115
	1,322	1,259
Net cash used for operating activities	(11,199)	(4,276)
(Decrease) Increase in Cash	(11,199)	(4,276)
Cash, beginning of year	46,651	50,927
Cash, end of year	$ 35,452	$ 46,651

See accompanying independent auditor's report and notes to financial statements

CYPRESS ALTS LLC

NOTES TO FINANCIAL STATEMENTS

December 31, 2009 and 2008

NOTE A--COMPANY ACTIVITIES AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of Cypress Alts, LLC (the Company) is presented to assist in understanding the Company's Financial Statements. The financial statements and notes are representations of the Company's management who is responsible for the integrity and objectivity of the financial statements. These accounting policies conform to accounting principles generally accepted in the United States and have been consistently applied in the preparation of the Financial Statements.

Nature of Operations: Cypress Alts, LLC ("the company") was formed in November 2006 in the State of Kentucky as a limited liability company, in which Cypress Holdings, LLC has a majority ownership. The Company operates as a broker-dealer registered with Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company operates as an introducing broker-dealer that is involved in the private placement of securities to accredited high-net-worth individuals and institutions. Cypress Alts LLC also offers mutual funds and unit investment trust on an application way basis to smaller investors. The Company does not market in any securities and will not enter into contractual commitments, such as underwritings or other securities related activities.

The summary of significant accounting policies followed by the Company follows:

Statement of Cash Flows: For purposes of this statement, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. No cash was paid for interest for the years ended December 31, 2009 and 2008. For the years ended December 31, 2009 and 2008, no cash was paid for income taxes.

Revenue Recognition: The Company receives commissions for referring potential investors to funds and investment management firms and records the related revenue on a trade date basis. In addition, the Company earns monthly retainer fees which are non-refundable. These retainers are reported as income in the period earned. For the years ended December 31, 2009 and 2008, no retainer fees were earned.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates and such differences could have a material adverse effect on the Company's financial condition, results of operations and cash flows.

NOTE B--RELATED PARTY TRANSACTIONS

The Company previously had an expense sharing agreement with its majority owner (the Parent) that ended in December 2008. (see Note F). The parent pays certain general and administrative expenses on behalf of the Company. For the years ended December 31, 2009 and 2008 the Parent charged the Company approximately $0 and $9,000, respectively for such items in accordance with the expense agreement.

NOTE C--NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule15c3-1), which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2009, the Company had net capital of $27,535 which was $22,535 in excess of its required net capital. The Company's aggregate indebtedness to net capital ratio was 0.29 to 1.0. There are no material differences between the amounts reported in Schedule I and the corresponding amounts reported in the Company's unaudited December 31, 2009 Form X-17a-5 Part IIA filing on January 26, 2009.

NOTE D--REGULATIONS

The Company is registered as a broker-dealer with the SEC. The securities industry in the United States is subject to extensive regulation under both federal and state laws. The SEC is the federal agency responsible for the administration of the federal securities laws. Much of the regulation of broker-dealers has been delegated to self-regulatory organizations, such as FINRA, which had been designated by the SEC as the Company's primary regulator.

These self-regulatory organizations adopt rules, subject to approval by the SEC, that govern the industry and conduct periodic examinations of the Company's operations. The primary purpose of these requirements is to enhance the protection of customer assets. These laws and regulatory requirements subject the Company standards of solvency with respect to capital requirements, financial reporting requirements, record keeping and business practices.

NOTE E--CUSTOMER PROTECTION RULE

The company had no items reportable as customers' fully paid securities: (1) not in the Company's possession or control as of the audit date (for which instructions to reduce to possession or control had been issued as of the audit date) but for which the required action was not taken by the Company within the time frames specified under Rule 15c3-3 or (2) for which instructions to reduce to possession or control has not been issued as of the audit date, excluding items arising form "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.

The company is exempt from SEC rule 15c3-3 pursuant to the exemptive provisions under sub-paragraph (k)(2)(i) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

CYPRESS ALTS LLC

NOTES TO FINANCIAL STATEMENTS--CONTINUED

December 31, 2009 and 2008

NOTE F--COMMITMENTS AND CONTIGENCIES

The Company's overhead expenses were previously paid by the majority owner (see note B). The Company had a continuous agreement with the Parent that ended in December 2008. The expense agreement had been established to have the Parent pay certain expenses on behalf of the Company. Those expenses were billed directly to the Parent by the vendors. Office space was occupied under a lease, but the lease was terminated in November 2008. The rent expense allocated to the Company for the year ended December 31, 2008 was $6,325. No amounts for rent were expended in 2009.

NOTE G--CONCENTRATIONS OF CREDIT RISK

The Company receives its commission and fee income from customer transactions in accordance with the provisions specified in the contractual arrangements. Such provisions provide for timely payments of this income to the Company. At December 31, 2009 and 2008, the company has several contractual arrangements for commissions and fees and the income earned was concentrated in these agreements. These agreements are in force until terminated by either party with 30 to 60 day prior notice. Any termination or amendment of these agreements could have a significant impact on the Company's operations. During 2009 and 2008, $78,833 and $44,629, respectively, of fee income was earned under these agreements.

The Company and its affiliates are engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterpart. The economic and legal environment, as well as the general state of the US economy, may also influence the Company's business, financial condition and results of operations, which in turn could have an adverse impact on the Company's operations.

NOTE H—INDEMNIFICATIONS

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

SUPPLEMENTARY INFORMATION

Craig Harbsmeier, PSC
Certified Public Accountants & Consultants

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17A-5(G)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15C3-3

To the Members
Cypress Alts LLC
Louisville, Kentucky

In planning and performing our audits of the financial statements of Cypress Alts LLC, (the Company) as of and for the years ended December 31, 2009 and 2008 in accordance with standards of the Public Companies Accounting and Oversight Board (United States), we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under the rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

2305 Hurstbourne Village Dr., Suite 700 • Louisville, Kentucky 40299 • Bus: (502) 491-4004 • Fax: (502) 657-1939

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures than accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's Objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in the regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other then the specified parties.

Craig Harbsmeier, PSC

Louisville, KY
February 25, 2010

SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

CYPRESS ALTS LLC

As of December 31, 2009

NET CAPITAL

Total Members' Equity Qualified for Net Capital	$ 30,121
Deductions and/or charges:	
Prepaid expenses	2,586
Net Capital	$ 27,535
Aggregate indebtedness	
Other accounts payable and accrued expenses	$ 7,917
Ratio: Aggregate indebtedness to net capital	29%

There are no differences between the amounts reported in Schedule I and the corresponding amounts reported in the Company's unaudited December 31, 2009 Form X-17a-5 Part IIA filing on January 26, 2010.